July 20, 2009

Attn:	Jessica Plowgian Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Multiband Corporation Preliminary Proxy Statement on Schedule 14A, Filed July 14, 2009 File No. 000-13529

Dear Ms. Plowgian;

I am responding to your letter dated July 16, 2009. Please be advised that Multiband does not need to amend its articles of incorporation to complete its obligations pursuant to the Stock Purchase Agreement dated November 3, 2008. Multiband currently has an adequate number of shares in reserve to complete its obligations under that Agreement. Therefore, we don’t believe any additional disclosure in our proxy related to your comment is warranted.

Multiband understands and acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned if you have any further questions.

Sincerely, Steven Bell General Counsel